March 29, 2013

VIA EDGAR

Mr. Robert F. Telewicz, Jr.

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0305

Re:	The Marcus Corporation

Form 10-K for the fiscal year ended May 31, 2012

Filed August 14, 2012

File No. 1-12604

Dear Mr. Telewicz:

On March 5, 2013, The Marcus Corporation (the “Company”) received your comment letter with respect to the Company’s Form 10-K for the fiscal year ended May 31, 2012. In your comment letter, you asked the Company to confirm that it will reflect changes to its disclosures in future filings in response to your comments and to provide certain information to you. We have provided our responses to your comments below. For your ease of review, we have repeated your comments in their entirety in this letter, along with our responses.

Form 10-K for fiscal year ended May 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Financial Condition, page 37

Liquidity and Capital Resources, page 37

Fiscal 2012 versus Fiscal 2011, page 37

SEC Staff Comment

1.	Please revise your liquidity section to separately discuss capital expenditures for acquisitions, new developments, and redevelopments/renovations. In addition, for each period presented, please disclose the total amount of capitalized internal costs during each fiscal year related to your acquisitions and normal continuing capital maintenance projects. Further, please specifically quantify the amount of salaries capitalized in each category. Please provide us with an example of your revised disclosure in your response.

The Marcus Corporation 100 East Wisconsin Avenue, Suite 1900, Milwaukee, WI 53202-4125

Phone 414-905-1000 Fax 414-905-2879

A NYSE Company

The Company advises the Staff that, during each of its fiscal years ended May 31, 2012 and May 26, 2011, the Company made one acquisition of a single movie theatre for aggregate consideration of $6.2 million and $9.1 million, respectively. These amounts represented approximately 0.8% and 1.3% of the Company’s total assets for the fiscal year ended May 31, 2012 and May 26, 2011, respectively. The Company believes that these amounts are not material to its overall financial position and that disclosure of these amounts for individual movie theatres may potentially be competitively harmful to the Company, as it might indicate to competitors how the Company values individual movie theatre locations. The Company further believes that such disclosure may place the Company at a competitive disadvantage when bidding for future individual theatres. As a result, the Company chose not to distinguish the capital expenditures for these acquisitions from the remaining capital expenditures, all of which represented redevelopments/renovations, during the fiscal years presented in the referenced Form 10-K.

The Company further advises the Staff that, when the Company acquired two theatre chains during its fiscal years ended May 29, 2008 and May 31, 2007, it did separately disclose the aggregate consideration for each acquisition ($40.5 million and $75.7 million, respectively) in the liquidity section of Management’s Discussion and Analysis of Financial Condition and Results of Operations and on the face of its Consolidated Statement of Cash Flows. In each of these cases, the Company believed that the amount of the acquisitions was material to its financial position (5.6% and 10.8% of total assets, respectively).

In addition, the Company advises the Staff that the Company had no new developments and little or no capitalized internal costs, including salaries, during each of the fiscal years presented in the referenced Form 10-K. As a result, the Company does not believe that any additional disclosure is necessary in the liquidity section of Management’s Discussion and Analysis of Financial Condition and Results of Operations referenced above.

Contractual Obligations, Commercial Commitments and Off-Balance Sheet Arrangements, page 39

SEC Staff Comment

2.	We note your outstanding long-term debt as of May 31, 2012. Please tell us, and provide disclosure in future filings, to include disclosure of your cash requirements for interest on your indebtedness. Refer to footnote 46 of SEC Interpretive Release 33-8350.

The Company proposes to disclose “Interest on fixed-rate long-term debt” in its contractual obligations schedule for all future Form 10-K filings. For the Company’s Form 10-K for the fiscal year ended May 31, 2012, the following additional disclosure would have been added to the existing schedule detailing the Company’s obligations and commitments to make future payments under debt and operating leases:

		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years
Interest on fixed-rate long-term debt (1)	$31,919	6,427	9,496	6,937	9,059

(1)	Interest on variable-rate debt obligations is excluded due to significant variations that can occur in each year related to the amount of variable-rate debt and the accompanying interest rate.

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Item 8. Financial Statements and Supplementary Data, page 42

Consolidated Statement of Cash Flows, page 50

SEC Staff Comment

3.	Please tell us, and separately disclose on the face of your Consolidated Statement of Cash Flows, capital expenditures used to acquire properties, as well as capital expenditures related to existing properties and those related to other developments.

The Company refers the Staff to the considerations described in the Company’s response to item 1 above. With those considerations in mind, the Company respectfully proposes to the Staff that its disclosures on the face of its Consolidated Statement of Cash Flows for the fiscal years ended May 31, 2012 and May 26, 2011 are adequate.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies, page 51

SEC Staff Comment

4.	Please enhance your disclosure in future filings to include the company’s policies related to property acquisitions. In your revised disclosure please include the company’s policies related to the allocation of value to identified intangible assets and the accounting for acquisition related costs.

The Company proposes to include the following disclosure within “Note 1. Description of Business and Summary of Significant Accounting Policies” in future filings:

Acquisitions – The Company recognizes identifiable assets acquired, liabilities assumed and non-controlling interests assumed in an acquisition at their fair values at the acquisition date based upon all information available to it, including third-party appraisals. Acquisition-related costs, such as due diligence and legal fees, are expensed as incurred. The excess of acquisition costs over the fair value of the identifiable net assets acquired is reported as goodwill.

3. Additional Balance Sheet Information

Capital Lease Obligation, page 57

SEC Staff Comment

5.	Please provide us with more information about your license agreement with CDF2. In your response, clarify for us whether the digital cinema projection systems were purchased by CDF2 from the company or a third party. In addition, please explain to us how the deferred gain was calculated and tell us the amount of the initial one-time payment made by the company to CDF2. Finally, clarify for us how the company is accounting for the reduction of the obligation as a result of the payment of VPFs by film distributors and the income statement line items that are impacted.

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The Company advises the Staff that 618 screens were equipped with digital cinema projection systems in conjunction with its agreement with CDF2. Of those 618 systems, 64 were previously-installed systems that the Company sold to CDF2 and licensed back. CDF2 purchased the remaining 554 systems from a third party and licensed them to the Company. The Company treated the sale of the 64 previously-installed systems to CDF2 as a sale-leaseback transaction in accordance with applicable accounting guidance. The difference between the agreed-upon purchase price of $3,894,000 and the carrying value of the equipment of $3,259,000 resulted in a deferred gain of $635,000 that the Company will amortize over the 10-year life of the master licensing agreement.

The Company also advises the Staff that the Company made an initial one-time payment to CDF2 of $5,438,000 under the terms of the master licensing agreement. This amount is equal to the difference between the value of the digital systems included in furniture, fixtures and equipment of $43,878,000 (as noted in the referenced footnote) and the recognized capital lease obligation of $38,440,000 (also noted in the referenced footnote).

Finally, when the film distributors pay the VPF’s on behalf of the Company, the Company recognizes the benefit of such payment as a reduction of the capital lease obligation and related expenses in accordance with ASC 605-50-45-15. The substance of the overall arrangement between the Company, CDF2 and the film distributors is that the film distributors are subsidizing the Company’s cost of converting from 35 mm projectors to digital cinema projection systems so that the film distributors can continue to drive the implementation of digital cinema projection systems in theatres across the film industry. Accordingly, the payment of the VPF’s by film distributors represents an incentive to the Company, as the film distributors are paying for substantially all of the Company’s costs to finance the purchase of the digital cinema projection systems from CDF2 (through a capital lease) in order for the Company to continue to exhibit the film distributors’ films that it licenses. By analogy to ASC 605-50-45-12 through 45-15, this incentive can be viewed as a reimbursement of costs incurred by the Company (the customer to the film licensing arrangement) to sell the film distributors’ (the vendor) films. This guidance indicates that, when cash consideration received from a vendor represents a reimbursement of costs incurred by the customer to sell the vendor's products, the incentive shall be characterized as a reduction of that cost when recognized in the customer's income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor's products or services. As the Company is incurring incremental interest expense (related to the capital lease obligation) and amortization expense (related to the capital lease asset) to obtain the use of the digital cinema projection systems that are required to exhibit the films licensed from the film distributors, the Company is recording a reduction of the capital lease obligation and reduction of the corresponding costs of the capital lease obligation (interest expense and amortization expense) when the film distributors pay the VPF’s on the Company’s behalf. In accordance with ASC 605-50-45-15, in the event that the reduction of the capital lease obligation exceeds the related interest expense and capitalized lease amortization in a given period, the Company will credit the excess against theatre operations cost of sales (the line item that includes film distribution expense).

Form 10-Q for interim period ended November 29, 2012

Consolidated Statements of Cash Flows, page 7

SEC Staff Comment

6.	Please tell us how your usage of Net earnings attributable to The Marcus Corporation as the starting point for your calculation of Net cash provided by operating activities is consistent with paragraphs 2 and 28 of ASC 230-10-45.

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The Company reviewed the guidance referenced by the Staff in its comment and has concluded that its usage of Net earnings attributable to The Marcus Corporation as the starting point for its calculation of Net Cash provided by operating activities in the referenced Form 10-Q was not consistent with the guidance. The Company has concluded that it would be more appropriate for the Company to use “Net earnings” as the starting point for all future calculations of Net cash provided by operating activities, and will do so beginning with our Form 10-Q for the interim period ended February 28, 2013. The Company will include any Net earnings attributable to non-controlling interests as a separate line item under the “Adjustments to reconcile net earnings to net cash provided by operating activities” section of the Consolidated Statements of Cash Flows.

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We will provide enhanced disclosures consistent with our responses to your comments in future filings beginning with our next Quarterly Report on Form 10-Q, which will be for the quarter ending February 28, 2013. If you would like to discuss any of our responses, please call me at (414) 905-1000.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Douglas A. Neis

Douglas A. Neis

Chief Financial Officer and Treasurer

The Marcus Corporation

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